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                             April 14, 2023

       Jacquelyn Fahey Sandell
       Chief Legal Officer
       Jounce Therapeutics, Inc.
       780 Memorial Drive
       Cambridge, Massachusetts 02139

                                                        Re: Jounce
Therapeutics, Inc.
                                                            Schedule 14D-9
filed April 6, 2023
                                                            File No. 005-89831

       Dear Jacquelyn Fahey Sandell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your filing.

       Schedule 14D-9 filed April 6, 2023

       Background of the Offer and the Merger, page 27

   1.                                                   We note your disclosure
that    [t]he Company   s Chief Financial Officer provided to the
                                                        Committee her
preliminary analysis of the per share cash amount that could be potentially distributed to Jounce
stockholders under a range of scenarios in connection with an orderly wind-down of
the Company.    Please disclose how the Committee determined to
                                                        proceed with this
transaction and recommend that the Company   s stockholders accept the
                                                        Offer, in lieu of
proceeding with the orderly wind-down of the Company. Refer to Item
                                                        1012(b) of Regulation
M-A.
   2. Refer to the disclosure referenced above. So that shareholders can understand the
                                                        Company's analysis in
determining to proceed with this transaction in lieu of any
                                                        alternatives, please
disclose the per share cash amounts that the Company   s Chief
                                                        Financial Officer
expected could be potentially distributed to Jounce stockholders in connection with an
orderly wind-down of the Company.
 Jacquelyn Fahey Sandell
Jounce Therapeutics, Inc.
April 14, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameJacquelyn Fahey Sandell                   Sincerely,
Comapany NameJounce Therapeutics, Inc.
                                                            Division of
Corporation Finance
April 14, 2023 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName